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ANNUAL AUDITED REPORT
FORM X-17A-5 *
PART III

SEC FILE NUMBER
8-18971

SEC Mail Processing Section
FEB 14 2020
Washington DC
410

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 AND ENDING 12/31/19
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Duncan-Williams, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6750 Poplar Avenue, Suite 300
(No. and Street)

Memphis TN 38138
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frank Reid (901) 260-6804
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dixon, Hughes Goodman LLP
(Name – *if individual, state last, first, middle name*)

999 Shady Grove Road, Suite 400 Memphis TN 38138
(Address) (City) (State) (Zip Code)

Securities and Exchange Commission
Trading and Markets
FEB 14 2020
RECEIVED

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, Duncan F. Williams, President, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Duncan-Williams, Inc., as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DEBRA S. SMITH
STATE OF TENNESSEE NOTARY PUBLIC
SHELBY COUNTY
MY COMMISSION EXPIRES: NOVEMBER 16, 2020

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Duncan-Williams, Inc.

Statement of Financial Condition

December 31, 2019

(With Report of Independent Registered Public Accounting Firm Thereon)

Filed as PUBLIC information pursuant to Rule 17a-5(d)
under the Securities Exchange Act of 1934

DHG
DIXON HUGHES GOODMAN LLP

Report of Independent Registered Public Accounting Firm

Stockholders and the Board of Directors
Duncan Williams, Inc.
Memphis, Tennessee

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Duncan-Williams, Inc. (the "Company") as of December 31, 2019, and the related notes (collectively, referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of Matter – Change in Accounting Principle
As discussed in Note 2 to the financial statement, the Company adopted Financial Accounting Standards Board ASU No. 2016-02, *Leases*, using application of the modified retrospective transition approach under the "effective date" method effective January 1, 2019, which requires lessees to report on their balance sheets a right-of-use asset and a lease liability for operating leases. Our opinion is not modified with respect to this matter.

We have served as the Company's auditor since 2008.

Dixon Hughes Goodman LLP

Memphis, Tennessee
February 10, 2020

Duncan-Williams, Inc.

Statement of Financial Condition

December 31, 2019

Assets

Cash		$ 311,721
Cash segregated under federal regulations		100,000
Receivables from brokers or dealers and clearing organization		411,772
Securities owned, at fair value		44,617,683
Furniture, equipment and leasehold improvements, net and right of use asset		1,773,164
Other Assets:		
Accrued interest on securities owned	$ 123,511	
Commissions, claims and other receivables, net	129,848	
Deferred income taxes	196,500	
Other receivables and miscellaneous	506,481	956,340
		$ 48,170,680

See accompanying notes to financial statement.

Duncan-Williams, Inc.

Statement of Financial Condition (Continued)

December 31, 2019

Liabilities and Stockholders' Equity

Liabilities:		
Payables to brokers or dealers and clearing organization		$ 4,855,280
Securities sold, not yet purchased, at fair value		8,934,620
Other Liabilities:		
Accounts payable	$ 289,503	
Deferred income taxes	1,100	
Operating lease obligations	1,776,675	
Accrued expenses and other	3,380,274	5,447,552
		19,237,452
Stockholders' Equity:		
Common stock:		
Class A (nonvoting) - authorized 1,000,000 shares, issued and outstanding 744,725 shares with par value of $10 a share		7,447,250
Class B (voting) - authorized 6,000 shares, issued and outstanding 1,307 shares with par value of $1 a share		1,307
Additional paid-in capital		2,383,345
Retained earnings		19,101,326
		28,933,228
		$ 48,170,680

See accompanying notes to financial statement.

Duncan-Williams, Inc.

Notes to Financial Statement

December 31, 2019

1. Operations and Organization

Nature of Business

Duncan-Williams, Inc., (the "Company") a Tennessee Corporation, is a securities full service broker-dealer operating under provisions of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). Customers' funds and securities are protected to the limits provided by the Securities Investor Protection Corporation.

The Company operates primarily as a principal in transactions for the purchase and sale of various types of debt securities, which include: obligations of the United States government, federal government agencies, various state and local governments and corporate debt. The Company also acts as agent for customers in acquiring certificates of deposits, mutual funds and private placement of mortgage loans.

The Company's securities transactions are made primarily with individuals, financial institutions, credit unions, private organizations and other broker-dealers. Safekeeping services for customer securities are provided by Pershing LLC ("Pershing"), on a fully disclosed basis. These securities are segregated in accordance with rules and regulations of the Securities and Exchange Commission ("SEC") which limits claims only to the owners of such securities.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Purchases and sales of securities and related commission revenues and expenses are recorded on a trade date basis.

2. Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments

Certain assets and liabilities are recognized, on a recurring or nonrecurring basis, at fair value. Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes market data or assumptions that market participants would use in pricing the asset or liability under a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs about which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Derivative Financial Instruments

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at fair value. Fair values for exchange-traded derivatives, principally futures, are based on quoted market prices. Fair values for over-the-counter ("OTC") derivative financial instruments, principally swaps, are based on pricing models intended to approximate the amounts that would be received from or paid to a third party in settlement of the contracts. Factors taken into consideration in estimating fair value of OTC derivatives include credit spreads, market liquidity, concentrations, and funding and administrative costs incurred over the life of the instruments.

The Company does not apply hedge accounting as financial instruments are marked to market with changes in fair values reflected in earnings. Therefore, the disclosures required in hedge accounting are generally not applicable with respect to these financial instruments. The fair value of futures contracts is recorded in receivable/payable to broker or dealer and clearing organization.

Securities owned and Securities Sold, Not Yet Purchased

Marketable securities, consisting of corporate bonds, state, municipal, United States and agency obligations are recorded at fair value.

Furniture, Equipment, Leasehold Improvements, and Right of Use Asset

Furniture, equipment and leasehold improvements

Furniture, equipment and leasehold improvements are stated at cost, net of accumulated depreciation.

Right of use asset

At lease inception, the Company determines whether an arrangement is or contains a lease. Operating leases are included in right-of-use ("ROU") asset and operating lease obligations in the financial statements. ROU assets represent the Company's right to use leased assets over the term of the lease. Operating lease obligations represent the Company's contractual obligation to make lease payments over the lease term.

2. Summary of Significant Accounting Policies (continued)

Furniture, Equipment, Leasehold Improvements, and Right of Use Asset (continued)

Right of use asset (continued)

For operating leases, ROU assets and lease liabilities are recognized at the commencement date. The lease liability is measured as the present value of the lease payments over the lease term. The Company uses the rate implicit in the lease if it is determinable. When the rate implicit in the lease is not determinable, the Company uses its incremental borrowing rate at the commencement date of the lease to determine the present value of the lease payments. Operating ROU assets are calculated as the present value of the remaining lease payments plus unamortized initial direct costs plus any prepayments less any unamortized lease incentives received. Lease terms may include renewal or extension options to the extent they are reasonably certain to be exercised. The assessment of whether renewal or extension options are reasonably certain to be exercised is made at lease commencement. Factors considered in determining whether an option is reasonably certain of exercise include, but are not limited to, the value of any leasehold improvements, the value of renewal rates compared to market rates, and the presence of factors that would cause a significant economic penalty to the Company if the option were not exercised. Lease expense is recognized on a straight-line basis over the lease term. The Company has elected not to recognize a ROU asset and obligation for leases with an initial term of twelve months or less.

Long-Lived Assets

The Company records impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets. There were no indicators of impairment at December 31, 2019.

Income Taxes

The Company files a separate return as a member of a controlled group and accounts for income taxes under the liability method whereby deferred tax assets and liabilities are determined based on differences between amounts reported for financial reporting purposes and income tax purposes and based on enacted tax rates and laws that will be in effect when the differences are expected to reverse. Income tax expense/benefit is the current tax payable/refundable for the year plus or minus the net change in the deferred income tax assets and liabilities. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Tax positions must meet a recognition threshold of more-likely-than-not in order for the benefit of those tax positions to be recognized in the Company's financial statements. The Company has determined that it does not have any material unrecognized tax positions as of December 31, 2019.

2. Summary of Significant Accounting Policies (continued)

Adoption of New Accounting Standard

On January 1, 2019, the Company adopted the requirements of Accounting Standards Update ("ASU") 2016-02 , Leases (*Topic 842*). The objective of this ASU, along with several related ASUs issued subsequently, is to increase transparency and comparability between organizations that enter into lease agreements. For lessees, the key difference of the new standard from the previous guidance (*Topic 840*) is the recognition of a right-of-use (ROU) asset and lease liability on the balance sheet. The most significant change is the requirement to recognize ROU assets and lease liabilities for leases classified as operating leases. The standard requires disclosures to meet the objective of enabling users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases.

As part of the transition to the new standard, the Company was required to measure and recognize leases that existed at January 1, 2019 using a modified retrospective approach. For leases existing at the effective date, the Company elected the package of three transition practical expedients and therefore did not reassess whether an arrangement is or contains a lease, did not reassess lease classification, and did not reassess what qualifies as an initial direct cost. Additionally, the company elected, as a practical expedient, to use hindsight for purposes of determining lease term.

The adoption of the new standard resulted in the recognition of an operating ROU asset and operating lease liability of $1,917,631 and $2,172,561, respectively, as of January 1, 2019.

Subsequent Events

The Company has evaluated the effect subsequent events would have on the financial statements through ______________, 2020, which was the date the financial statements were issued.

3. Fair Value Measurements

Prices for certain U.S. government and agency obligations are readily available in the active markets in which those securities are traded, and the resulting fair values are categorized as Level 1.

Level 2 investment securities include certain U.S. government and agency obligations, corporate debt obligations, state and municipal obligations and certain types of certificates of deposits for which quoted prices are not available in active markets for identical instruments. The Company utilizes a third party pricing service to determine the fair value of each of these investment securities. Because quoted prices in active markets for identical assets are not available, these prices are determined using observable market information such as quotes from less active markets and/or quoted prices of securities with similar characteristics.

Level 3 investment securities include certain municipal securities that are in technical default. They are valued based on anticipated refinanced proceeds available under current cash flows of the underlying assets reduced for any contingent payments anticipated to refinance.

The following tables present the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis at December 31, 2019.

3. Fair Value Measurements (continued)

		Level 1		Level 2		Level 3		Total
Assets								
Securities owned:								
U.S. government and agency obligations	$	-	$	37,346,412	$	-	$	37,346,412
State and municipal obligations		-		6,763,456		175,000		6,938,456
Other securities		-		330,458		2,357		332,815
Total	$	-	$	44,440,326	$	177,357	$	44,617,683
Liabilities								
Securities sold, not yet purchased:								
U.S. government and agency obligations	$	8,934,620	$	-	$	-	$	8,934,620
Total	$	8,934,620	$	-	$	-	$	8,934,620

There were no changes during the year ended December 31, 2019, to the Company's valuation techniques used to measure asset and liability fair values on a recurring basis.

The following is a reconciliation of beginning and ending balances for Level 3 assets and liabilities:

Fair value at January 1, 2019	$	404,627
Less payments received		(100,000)
Change in unrealized gains		(127,270)
Fair value at December 31, 2019	$	177,357

The determination of fair value incorporates various factors including not only the credit standing of the counterparties involved, but also the Company's nonperformance risk or its liabilities.

4. Cash and Securities Segregated under Federal Regulations

In accordance with provisions of Rule 15c3-3 of the SEC, cash of $100,000 has been segregated in special accounts. There was no amount required to be on deposit at December 31, 2019.

5. Receivables from and Payables to Brokers or Dealers and Clearing Organiztion

The amount receivable from and payable to brokers or dealers and clearing organizations at December 31, 2019, consists of the following:

Receivables:		
Unsecured deposits and other with brokers or dealers	$	311,772
Unsecured deposits with clearing organizations		100,000
	$	411,772
Payables to brokers or dealers and clearing organizations	$	4,855,280

6. Commission, Claims, Other Receivables

The Company records other receivables, which are comprised of former and current employee advances, at their estimated net realizable value. The Company charges interest rates ranging from 3.25% to 6.0% on outstanding notes receivable. An allowance for doubtful accounts is recorded based upon management's estimate of uncollectible accounts, determined by analysis of specific accounts. Delinquent receivables are charged against the allowance when they are determined to be uncollectible by management. The allowance for doubtful accounts was $87,210 at December 31, 2019.

7. Furniture, Equipment, Leasehold Improvements, and Right of Use Asset

Furniture, equipment and leasehold improvements consisted of the following at December 31, 2019:

Computer hardware	$	1,482,302
Furniture and fixtures		926,297
Leasehold improvements		240,039
Office equipment		622,754
		3,271,392
Less: accumulated depreciation		(3,052,640)
Total property, equipment and leasehold improvements, net		218,752
Right of use asset (see Note 13)		1,554,412
Total	$	1,773,164

8. Bank loan

The Company established a $5,000,000 letter of credit with a bank in December 2016. The term has been extended to June 2020 with a requirement that it has a zero balance for a minimum of two months during the term.

9. Derivative Financial Instruments and Hedging Activities

The Company participates in interest rate swaps fee revenue through various primary broker dealers collected during the issuance of federal agency securities.

10. Common Stock

The Company has both Class A nonvoting and Class B voting stock. Class A stock has preferences to dividends and liquidation. Class B stock is restricted in transfer and redemption price.

11. Income Taxes

Income tax expense differs from the expense computed at the federal statutory rate primarily due to non-deductible meals and entertainment, and tax exempt income and expense related to municipal securities.

The deferred tax asset and liability consist of the following components:

Deferred tax asset:		
State net operating loss carryovers	$	118,200
Allowances and reserves		78,300
	$	196,500
Deferred tax liability:		
Property and equipment and State loss carryovers	$	1,100

12. 401(k) Retirement Savings Plan

The Company provides a qualified deferred compensation plan (401(k) plan) which is available to all employees upon hire date. The Company matches employee contributions to the plan up to a maximum of $1,000 for each employee after six months of employment.

13. Leases

The Company leases office space and office equipment under various operating leases through December 2023, with renewal options thereafter. Lease expense is calculated using the straight-line basis.

Lease liability maturities consisted of the following at December 31, 2019:

2020	$	463,575
2021		492,538
2022		502,739
2023		471,638
Total		1,930,490
Less interest		(153,815)
Total	$	1,776,675

As of December 31, 2019. The Company had no operating leases that have not yet commenced.

14. Commitments and Contingencies

Legal Matters

The Company is involved in various legal matters arising in the ordinary course of its business. Management is of the opinion that these matters will not have a material adverse effect on the Company's financial statements.

Other Matters

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2019, and were subsequently settled had no material effect on the financial statements as of that date. Open underwriting positions at December 31, 2019 were $95,000. The Company has open transactions that settle on future dates through its Pershing clearing agreement on a fully disclosed basis. At December 31, 2019, buys with a contractual value of $848,169,178 and sells of $838,130,120 were open.

15. Related Party Transactions

The Company has a shared services agreement with a related party whereby for providing regulatory, advertising, data processing, and accounting services.

16. Financial Instruments with Off-Balance Sheet Risks and Concentration of Credit Risk

In the normal course of business, the Company may be exposed to risks in the execution of securities transactions. These transactions involve elements of risk as to credit extended, market fluctuations, and interest rate changes.

16. Financial Instruments with Off-Balance Sheet Risks and Concentration of Credit Risk (continued)

The Company's securities transactions clear primarily on a delivery versus payment basis. In transactions with repurchase agreements, margin may be required if market conditions are such as to indicate excessive elements of risk in these transactions. The execution of substantially all purchases and sales of securities requires the performance of another party to fulfill the transactions. In the event that the counterparty to the transaction fails to satisfy its obligation, the Company may be required to purchase or sell the security at the prevailing market price, which may have an adverse effect.

The nature of the securities industry is such that large cash balances are maintained in various financial institutions. These balances may exceed the limits of coverage guaranteed by the Federal Deposit Insurance Corporation.

The Company, as a securities broker-dealer, is engaged in various securities trading activities with a variety of customers including individuals, financial institutions, credit unions, insurance companies, pension plans and other broker-dealers. The Company's exposure to credit risk associated with the non-performance of these counterparties could be impacted by changing market conditions which could impair the counterparty's ability to satisfy their obligations to the Company.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2019, at fair values of the related securities and will incur a loss if the fair value of the securities increases subsequent to December 31, 2019.

17. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2019, the Company had net capital of $25,075,183 which was $24,805,218 in excess of its required net capital of $269,965. Withdrawals of excess net capital, including advances to affiliates, are subject to regulatory approval if the withdrawals exceed 30% of excess net capital over a 30-day period or reduce excess net capital below 25% of deductions from net worth. The Company's net capital ratio was .16 to 1 at December 31, 2019.

18. Annual Report of Form X-17A-5

The annual report to the SEC on Form X-17A-5 is available for examination and copying at the Company's office and at the regional office of the SEC.